Exhibit 12

Ratio of Earnings to Fixed Charges (in millions)

		2011	2012	2013	2014	2015

Net loss before income tax expense and earnings from equity investments		(25.8)	(75.7)	(153.5)	(507.1)	(1,711.3)

Add fixed charges:
	Interest expense including amortization of debt issuance costs	104.7	100.0	119.5	307.2	664.9
	Estimate of interest within rental expense	5.3	5.4	5.6	14.8	15.7
	Total fixed charges	110.0	105.4	125.1	322.0	680.6

	Distributed earnings from equity investments	35.2	38.1	29.5	28.5	24.9

	Adjusted earnings	119.4	67.8	1.1	(156.6)	(1,005.8)

Ratio of earnings to fixed charges (1)		1.1	0.6	—	(0.5)	(1.5)

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges. Earnings before fixed charges were inadequate to cover total fixed charges by $37.6 million, $124.0 million, $478.6 million and $1,686.3 million for years ended 2012, 2013, 2014 and 2015, respectively.